

Mail Stop 3561

October 20, 2009

Mr. William Kosoff
Chief Financial Officer
Global Investor Services, Inc.
110 William St., 22nd Floor
New York, NY 10038

> **Re:** **Global Investor Services, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 29, 2009**
> **Form 10-Q for the Period Ended June 30, 2009**
> **File No. 0-27019**

Dear Mr. Kosoff:

We have reviewed your response letter dated August 31, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2009

Financial Statements for the Fiscal Year Ended March 31, 2009

Consolidated Statement of (Deficiency in) Stockholders' Equity, page F-5

1. We have reviewed your response to comment 4 in our letter dated August 13, 2009, noting that you plan to reclassify your deferred compensation contra-equity account to a prepaid asset. Please reclassify your deferred compensation account to APIC or tell us why a reclassification outside of equity complies with GAAP.

Note 1. Summary of Significant Accounting Policies, page F-10

Acquisition of ITT, page F-10

2.   We have reviewed your response to comment 7 in our letter dated August 13, 2009. Please explain in further detail why you believe the combined $5 million face amount of the convertible promissory notes issued in the ITT and Razor acquisitions approximates their fair value considering the notes were immediately convertible into common shares worth $6.25 million based upon the beneficial conversion feature that you recorded. Also explain to us how a higher value assigned to the issuance of these convertible promissory notes would have impacted your purchase price allocation and subsequent impairment of goodwill.

Revenue Recognition, page F-12

3.   We have reviewed your response to comments 9, 10, and 11 in our letter dated August 13, 2009. Based on your response, it remains unclear to us that it is appropriate to value your Training unit of accounting using the residual method, and it also remains unclear to us that it is appropriate to allocate all discounts for your bundled arrangements to Training. However, in light of the fact that you are recognizing revenue for all units of accounting on a straight-line basis over the life of the customer's contract, we decline to pursue these matters further at this time. Please confirm to us that you will revise your accounting policy in future filings to clarify to your readers that you are recognizing revenue for all units of accounting on a straight-line basis over the life of the customer's contract.

Note 7. Convertible Debentures, page F-23

4.   We note your response to comment 13 in our letter dated August 13, 2009. We also note your disclosures in your Forms 8-K filed August 5, 2009 and September 21, 2009 concerning your issuance of the July 2009 and September 2009 Notes and the related July 2009 and September 2009 Warrants. We read in these Forms 8-K that the terms of these Notes and Warrants all contain anti-dilution adjustments for subsequent lower price issuances by you. Please note that the warrants and the embedded conversion feature in the notes do not meet the requirement to be indexed to your own stock under EITF 07-5 as the terms of settlement are not fixed since the strike price could change. As it appears this would impact your analysis of these instruments under SFAS 133 and EITF 00-19, it is unclear to us how you concluded in your March 31, 2009 Form 10-K and subsequent June 30, 2009 Form 10-Q that the adoption of EITF 07-5, which we understand you adopted on April 1, 2009, did not have a material impact on your financial statements. Please explain this matter to us in detail, separately addressing both these recent issuances of convertible debt and warrants and the

impact of adoption on any of your convertible debt and warrants that were outstanding at the adoption date.

5.   We note your response to comment 14 in our letter dated August 13, 2009. Based on your response, it appears that you accounted for the issuance of new convertible debentures in exchange for previously matured convertible debentures as extinguishments of the defaulted debt under EITF 96-19. We have the following additional comments:

- Please explain to us in more detail how you determined that these exchanges qualified as an extinguishment of the defaulted debt under EITF 96-19, EITF 06-6 and SFAS 140, rather than a modification. Your response should specifically address the requirements of each of these pieces of accounting literature.

- If you believe these exchanges qualified as an extinguishment of the defaulted debt, please tell us whether you recorded gains or losses on these exchanges and how those gains or losses were calculated.

6.   Your response to comment 15 in our letter dated August 13, 2009 states that all debt is classified as current maturities both in your footnotes and the face of your balance sheet. In light of the fact that both the face of your balance sheet and your tabular disclosure of convertible debentures see on pages F-30 and F-31 reflect $3.3 million of convertible debentures classified as long-term debt at March 31, 2009, and only $200,000 of convertible debentures is classified as current at March 31, 2009, we reissue our prior comment. Please tell us and disclose in future filings if you classify your defaulted debentures with current liabilities. If not, please clarify how your presentation complies with Chapter 3A of SRB 43 and/or SFAS 6. Based on your disclosures within Note 7, it appears that your Convertible Debentures #2, #4, #6, and #17 may have been in default at March 31, 2009.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief